

Mail Stop 4631

October 19, 2009

Via U.S. mail

Stanislav A. Ploschenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russia Federation

>   **Re: Mechel OAO**
>   **Form 20-F for Fiscal Year Ended December 31, 2008**
>   **File No. 1-32328**

Dear Mr. Ploschenko:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

You may contact Bret Johnson, Staff Accountant at (202) 551-3753 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 for any engineering-related comments. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

>   Sincerely,

>   Pamela Long
>   Assistant Director

Cc: Varun Gupta, Esq. (*via facsimile at* 7 495 725 7949)
        Allen & Overy Legal Services
        Dmitrovsky pereulok 9
        107031 Moscow
        Russian Federation